Exhibit 99.5

PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON DECEMBER 18 2008

To all Shareholders,

The Board of Directors of Perdigão S.A. (the “Company”) hereby presents to all shareholders the following proposals to be discussed and voted at the Company’s Extraordinary General Shareholders’ Meeting to be held on 12.18.2008:

1. To ratify the appointment of KPMG Auditores Independentes the valuation firm selected by this Board of Directors to prepare the valuation of the book value of Perdigão Agroindustrial S.A,  Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda., for the purpose of their incorporation by the Company.

2. To approve the valuations referred to in item 1. above, the Protocol and Justification and the incorporation of Perdigão Agroindustrial S.A, Perdigão Agroindustrial Mato Grosso Ltda.,  Batávia S.A. Indústria de Alimentos na Perdigão S.A. and Maroca & Russo Indústria e Comércio Ltda..

These are the Board’s proposals, which it trusts will be approved by shareholders.

Shareholders interested in accessing further information or clarifying any doubts in connection with the above-mentioned proposals should contact the Company’s Investor Relations Department, at Tel: 3718-5301/5306/5791/5465 or by e-mail at : acoes@perdigao.com.br.

São Paulo (SP), 27 de novembro de 2008.

Nildemar Secches

Francisco Ferreira Alexandre

Décio da Silva

Jaime Hugo Patalano

Luís Carlos Fernandes Afonso

Manoel Cordeiro Silva Filho

Maurício Novis Botelho

Rami Naum Goldfajn